DYNO
Dyno Nobel

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 13/06/2008

Dear Sir or Madam,

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** announcements lodged with the Australian Stock Exchange for Dyno Nobel Limited (ASX code DXL) and for the recently listed SPS Trust (ASX code DYN).

Yours sincerely,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: + 612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

Encl.

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: +61 2 9968 9530

12 June 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Dyno Nobel Schemes of Arrangement - Outcome of Mix and Match Elections

We refer to the scheme of arrangement between Dyno Nobel Limited (***Dyno Nobel***) and its shareholders pursuant to which Incitec Pivot Limited will acquire all of the shares in Dyno Nobel which it does not already own (***Share Scheme***). Unless otherwise specified, capitalised terms in this announcement have the meaning set out in the Dyno Nobel scheme booklet dated 18 April 2008 (which is available on the Dyno Nobel website at www.dynonobel.com) (***Scheme Booklet***).

Under Mix and Match, Share Scheme Participants could elect one of the following consideration alternatives to the Standard Share Scheme Consideration:

- Maximum Shares Election; or
- Maximum Cash Election,

for all of the Scheme Shares held by them at 7.00pm (AEST) on 10 June 2008.

Share Scheme Participants who did not make a Mix and Match Election will receive the Standard Share Scheme Consideration (unless that Share Scheme Participant is an Ineligible Foreign Dyno Nobel Shareholder) of:

- A$0.70 cash; and
- 0.0142547 New Incitec Pivot Shares (subject to the rounding of fractional entitlements as described in section 1.21 of the Scheme Booklet).

These consideration alternatives are explained in detail in the Scheme Booklet, in the section headed "What you will receive under the Share Scheme".

Maximum Shares Elections

The majority of Share Scheme Participants who made a valid Mix and Match Election chose the Maximum Shares Election.

Accordingly, Share Scheme Participants who made a valid Maximum Shares Election will have their election scaled back, so that each Share Scheme Participant will receive:

- 0.0144266 New Incitec Pivot Shares (subject to the rounding of fractional entitlements as described in section 1.21 of the Scheme Booklet); and
- A$0.674671 Cash Consideration,

for each Scheme Share held.

Maximum Cash Elections

Share Scheme Participants who made a valid Maximum Cash Election will have their election satisfied in full and will receive A$2.80 cash for each Scheme Share held.

Payment of consideration

Eligible Share Scheme Participants will receive statements confirming the allotment of New Incitec Pivot Shares as soon as practicable following the Implementation Date on Monday, 16 June 2008. The Cash Consideration will be paid on the Implementation Date by deposit into the nominated bank account of the Share Scheme Participant recorded with the Dyno Nobel Registry as at the Scheme Record Date. If the Share Scheme Participant has not provided bank account details to the Dyno Nobel Registry, a cheque will be sent to that Share Scheme Participant at the address registered on the Dyno Nobel Register. If any Share Scheme Participant's whereabouts are unknown as at the Scheme Record Date, the Cash Consideration will be paid into a separate bank account and held until claimed or applied under laws dealing with unclaimed moneys.

Ineligible Foreign Dyno Nobel Shareholders

Ineligible Foreign Dyno Nobel Shareholders will not be issued with New Incitec Pivot Shares under the Share Scheme.

The New Incitec Pivot Shares that would otherwise have been issued to them under the Share Scheme will instead be issued to the Nominee, who will sell those New Incitec Pivot Shares on ASX within 15 Business Days of the Implementation Date. The aggregate number of New Incitec Pivot Shares which will be sold in this way is 627.

The Nominee will pay each Ineligible Foreign Dyno Nobel Shareholder the Net Scrip Proceeds by making a deposit into that Ineligible Foreign Dyno Nobel Shareholder's nominated bank account recorded with the Dyno Nobel Registry as at the Scheme Record Date. If the Ineligible Foreign Dyno Nobel Shareholder has not provided bank account details to the Dyno Nobel Registry, a cheque will be sent to that Ineligible Foreign Dyno Nobel Shareholder at the address registered on the Dyno Nobel Register.

Please refer to section 1.19 of the Scheme Booklet for further details.

Trading of New Incitec Pivot Shares

Trading of New Incitec Pivot Shares (**ASX code: IPLN**) commenced on the ASX on a deferred settlement basis on 3 June 2008.

As outlined in the Scheme Booklet, it is the responsibility of each New Incitec Pivot Shareholder to confirm their holding before trading in New Incitec Pivot Shares to avoid the risk of selling shares they do not own. New Incitec Pivot Shareholders who sell New Incitec Pivot Shares before they receive their holding statement or confirm their uncertificated holdings of New Incitec Pivot Shares do so at their own risk. New Incitec Pivot Shareholders should refer to section 1.16 of the Scheme Booklet for further information.

New Incitec Pivot shares are expected to commence trading on a normal settlement basis on ASX on Wednesday, 18 June 2008.

Yours sincerely

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: +61 2 9968 9530

13 June 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Dyno Nobel Step-up Preference Securities

I refer to the Dyno Nobel Step-up Preference Securities issued by the Dyno Nobel SPS Trust (***Dyno Nobel SPS***). Please find attached a Realisation Notice which will be sent to holders of Dyno Nobel SPS today.

The Realisation Date for the Dyno Nobel SPS will be Friday, 18 July 2008. The Record Date for the final distribution to be made on the Realisation Date will be Friday, 27 June 2008. Accordingly, it is anticipated that an application will be made to ASX for suspension of trading in Dyno Nobel SPS from the close of trading on Friday, 20 June 2008.

Please contact me if you have queries on 02 9968 9545.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: +61 2 9968 9530

13 June 2008

The Manager, Companies
Australian Stock Exchange Limited
Company Announcements Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Dyno Nobel Step-up Preference Securities

I refer to the Dyno Nobel Step-up Preference Securities issued by the Dyno Nobel SPS Trust (***Dyno Nobel SPS***). Please find attached a Realisation Notice which will be sent to holders of Dyno Nobel SPS today.

The Realisation Date for the Dyno Nobel SPS will be Friday, 18 July 2008. The Record Date for the final distribution to be made on the Realisation Date will be Friday, 27 June 2008. Accordingly, it is anticipated that an application will be made to ASX for suspension of trading in Dyno Nobel SPS from the close of trading on Friday, 20 June 2008.

Please contact me if you have queries on 02 9968 9545.

Yours sincerely

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

END